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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

19010501

19

REPORT

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SEC FILE NUMBER
8-68346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elara Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Ave Suite 1903
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Somekh 212-430-5870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 3 1 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, David Somekh, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elara Securities, Inc., as of March 31, 2019, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MERCEDES HERMINIA CASTRO
No. 01CA6312544
Notary Public, State of New York
Qualified in New York County
My Commission Expires 09-29-22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELARA SECURITIES, INC.

Statement of Financial Condition

March 31, 2019

With Report of Independent Registered Public Accounting Firm

Elara Securities Inc
Table of Contents
March 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Elara Securities, Inc.

We have audited the accompanying statement of financial condition of Elara Securities, Inc. as of March 31, 2019, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Elara Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Elara Securities, Inc. as of March 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Goldman + Company CPAs PC

Goldman & Company, CPAs, P.C.
Marietta, Georgia
May 23, 2019

goldman & COMPANY, CPAs
535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Elara Securities, Inc.
Statement of Financial Condition
As of March 31, 2019

Assets

Cash and cash equivalents	$	429,798
Restricted cash		10,119
Due from related parties		14,964
Furniture and equipment, net		1,997
Deferred tax asset		476,110
Prepaid expenses and other assets		47,569
	$	980,557

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	20,808
	$	20,808
Stockholder's Equity		
Common Stock- 1,000 shares authorized, issued and outstanding at $.01 par value		10
Additional paid-in-capital		2,791,327
Retained earnings (deficit)		(1,831,588)
Total stockholder's equity		959,749
	$	980,557

1. Organization and Summary of Significant Accounting Policies

Nature of Business
Elara Securities, Inc. (the "Company") is a Corporation formed under the laws of the State of New York on June 3, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is approved to provide broker-dealer services to individuals and institutions including sales of securities and mutual funds and private placements. It also operates as a chaperoning broker-dealer for its foreign affiliates. The Company is a wholly owned subsidiary of Elara Capital, Inc. (the "Parent").

Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Restricted Cash and Cash Equivalents
Restricted cash represents a certificate of deposit which has been pledged to a bank in consideration of the extension of credit available on a credit card issued by the same bank. The bank has a security interest in the value of the certificate. The certificate is a one year renewing certificate maturing on November 19, 2019 and earns interest at an annual rate of 0.01%. In accordance with the pledge agreement, the Company must maintain the full amount of the certificate until the agreement is terminated. Cash and cash equivalents include all short term debt securities with a maturity date of three months or less.

Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets, as follows:

Classification	
Office equipments	4 years
Furniture and fixtures	4 years

Revenue Recognition
On April 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended March 31, 2019 or net income for the preceding year-end. Services within the scope of ASC 606 include,

a. Interest

b. Investment banking, Merger and Acquisition (M&A) Services

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:
Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The company primarily performs fundraising activities (including for funds) and may also provide mergers/acquisition services.

The agreements contain nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The retainer fees may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of March 31, 2019.

The Company was reimbursed $1,103 for travel and entertainment expenses related to an engagement from a customer and these reimbursements are recorded as a revenue in Statement of Operations.

Investment Brokerage Fees (Gross):
The Company is approved to earn sales/trading profits on behalf of its related party. This includes performing riskless principle fixed income transactions (buying low and selling high, matching buyer/seller). Fees are transaction based, including trade execution services, and are recognized at the point in time that both legs of a trade have settled.

Accounts Receivable
Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company generally believes all accounts receivable are collectible and therefore no allowance has been recorded. The Company has no trade receivable at March 31, 2019.

Income Taxes
The Company is a wholly owned subsidiary, and therefore, the profits and losses of the Company are consolidated with those of its Parent and reported in the tax returns required to be filed in the U.S. federal jurisdiction and various states. The Company has adopted provisions of FASB Interpretation #48, Accounting for Uncertainty in Income Taxes (FASC 740-10), under this interpretation the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing Authority examines the respective position. The Company has evaluated each of its tax positions and determined that it has no uncertain tax positions at March 31, 2019.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes result primarily from a net operating loss carryforward and temporary differences related to net property and equipment, and start up costs for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of the net operating loss carryforward and timing difference, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax expense or benefit is recognized as a result of the change in the deferred tax assets or liabilities during the year.

Income Taxes (continued.)
The Company has net operating loss carryforwards available in certain jurisdictions to reduce future taxable income. Future tax benefits associated with net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax, business, and other planning strategies will enable the Company to utilize the net operating loss carryforwards. To the extent that available evidence raises doubt about the realization of a deferred income tax asset, a valuation allowance is established.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining, among other items, useful lives of tangible assets and deferred income taxes. Actual results could differ from those estimates.

Net Loss and Retained Earning Deficit

As of March 31, 2019, the Company had a retained earnings deficiency of $1,831,588, which included in the statement of changes in stockholders equity. However, the financial statements have been prepared on a going concern basis as the ultimate parent company has pledged its continuing support for a minimum of 12 months from the date of issuing these financial statements.

2. Related Party Transactions

The Company is a wholly owned subsidiary of Elara Capital, Inc., which is a jointly owned by Elara Capital Plc- a Corporation established under the laws of the United Kingdom and Elara Capital (Mauritius) Limited (wholly owned subsidiary of Elara Capital Plc). Both Elara Capital, Inc. and Elara Capital, Plc are considered related parties of the Company. The Company has certain transactions with its related parties. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company has entered into an agreement with its Parent whereby the Company will pay the overhead and operational expenses of the Parent. Such costs include payroll, employee related benefits, and general operating expenses which are partially allocated to the Parent. The total of such costs for the year ended March 31, 2019 was $19,327. This amount is recorded as a reduction of expenses on the Statement of Operations. The total amount due from the Parent was $14,964 at March 31, 2019 and is included in the amount due from related parties in the statement of financial condition.

The amount due from related parties is non-interest bearing and is anticipated to be satisfied through normal business operations.

3. Property and Equipment

Property and equipment consists of the following at March 31, 2019:

Office equipment	$ 26,852
Less: accumulated depreciation	(24,855)
Furniture and equipment - net	$ 1,997

Depreciation expense charged to operations amounted to $594 for the year ended March 31, 2019.

4. Income Taxes

The provision for (benefit from) income taxes consists of the following for the year ended March 31, 2019:

Current expense	
Federal	775
State	1,249
	2,024
Deferred expense (benefit)	
Federal	(97,537)
Provision/(benefit) for income taxes	$ (95,513)

The Company's deferred tax assets at March 31, 2019 are as follows:

Deferred tax assets arising from net operating loss carryforward	$ 476,110
Valuation allowance	--
Net deferred income tax asset	$ 476,110

As of March 31, 2019, the Company's deferred tax asset consists of net operating loss carryforwards of approximately $2,256,392 which are expected to expire between June of 2030 and 2039. The Company expects to fully utilize the existing net operating losses and therefore did not establish a valuation allowance for the related tax asset as of March 31, 2019.

The Company is in the process of amending its state and city returns due to an error to capture the state and city net operating loss carryforwards. The amount is expected to be approximately $350,000, this amount has not been recorded as a deferred tax asset or as an income tax benefit because the state or city may deny the claim on the amended tax returns.

5. Commitments and Contingencies

The company entered into an operating lease agreement for office space in New York on May 18, 2017 and placed a deposit of $33,000 with 950 Third Avenue. The lease commenced on October 1, 2017, and is scheduled to expire on April 30, 2020.

Minimum future rentals to be paid on this lease as of March 31, 2019 are follows:

Year ended March 31, 2020	$74,617
Year ended March 31, 2021	6,256
Total	$80,873

Rent expense for the year ended March 31, 2019 was $66,386.

6. Concentration and Other Risks

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank. The Company's cash balances exceed such insured limits at times.

The processing of certain revenue transactions was completed by Elara Capital, Plc in the United Kingdom and one of its affiliates in Mauritius. Such activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political or legal issues.

For the year ended March 31, 2019, 100% of the Company's revenue was derived from one customer.

7. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2019, the Company had net capital and minimum net capital required of $408,928 and $250,000, respectively. The Company's ratio of net capital to indebtedness was 0.0509 to 1.

8. Subsequent Events

The Company has evaluated subsequent events through May 23, 2019 the date of financial statement issuance.